Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of September 30, 2013
(Amounts in thousands except ratios)

Adjusted EBITDA to cash interest ratio: The Adjusted EBITDA to cash interest ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus interest income and non-cash interest expense). (1)

Adjusted EBITDA (1)	$739,860

Pro Forma net cash interest expense (1)	$191,196

Adjusted EBITDA to cash interest ratio	3.9x

(1) Adjusted EBITDA and pro forma net cash interest expense are defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $700 million.

Total senior secured debt less unrestricted cash	$(78,125)

Adjusted EBITDA (1)	$739,860

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	(.11)x

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Revenues:
Coal revenues:
Eastern steam	$425,097	$653,948	$1,361,387	$2,146,788
Western steam	126,865	170,160	365,188	454,334
Metallurgical	476,885	631,594	1,565,837	2,059,419
Total	$1,028,847	$1,455,702	$3,292,412	$4,660,541

Tons sold:
Eastern steam	6,726	9,849	21,779	32,368
Western steam	10,087	13,219	28,825	35,152
Metallurgical	5,034	4,860	15,705	15,353
Total	21,847	27,928	66,309	82,873

Coal sales realization per ton:
Eastern steam	$63.21	$66.40	$62.51	$66.32
Western steam	$12.58	$12.87	$12.67	$12.92
Metallurgical	$94.73	$129.96	$99.70	$134.15
Average	$47.09	$52.12	$49.65	$56.24